CHINA OUMEI REAL ESTATE INC. Floor 28, Block C, Longhai Mingzhu Building No. 182 Haier Road, Qingdao 266000 People’s Republic of China Tel: (86) 532 8099 7969

October 14, 2011

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Duc Dang

Re:	China Oumei Real Estate Inc. (f/k/a Dragon Acquisition Corp.)
Amendment No. 11 to Registration Statement on Form S-1
Filed September 19, 2011
File No. 333-166658

We hereby submit the responses of China Oumei Real Estate Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 12, 2011, providing the Staff’s comments with respect to the above referenced registration statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

General

1.	The column “proposed maximum aggregate offering price” does not add up to amount disclosed as the total. Please revise to correct the figure.

Company Response: We have revised the “proposed maximum aggregate offering price” column to correct the figure.

Land Appreciation Tax (“LAT”), page 45

2.

We note your response to comment 4 in our letter dated June 29, 2011 and reissue the comment. Please tell us how you determined it was appropriate under U.S. GAAP to record the LAT liability and the related expense at the completion of a project, rather than accruing the estimate amount over time consistent with your percentage-of-completion accounting, and cite the authoritative U.S. GAAP literature upon which you relied.

Company Response: Paragraph 35 of FASB Original Pronouncements (as amended) – Statement of Financial Accounting Concepts No. 6 defines a liability as “…probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events.” Paragraph 36 of that Statement expands on this definition by explaining that a liability includes the following three characteristics: “(a) it embodies a present duty or responsibility to one or more other entities that entails settlement by probable future transfer or use of assets at a specified or determinable date, on occurrence of a specified event, or on demand, (b) the duty or responsibility obligates a particular entity, leaving it little or no discretion to avoid the future sacrifice, and (c) the transaction or other event obligating the entity has already happened.”

Further, paragraph 210 in Appendix B of the Statement specifically addresses obligations imposed by law or governments by stating “Transactions or events that result in liabilities imposed by law or governmental units also are often specified or inherent in the nature of the statute or regulation involved. For example, taxes are commonly assessed for calendar or fiscal years, fines and penalties stem from infractions of the law or failure to comply with provisions of laws or regulations, damages result from selling defective products, and restoring the land after strip-mining the mineral deposit is a consequence of removing the ground cover or overburden and ore. For those imposed obligations, as for obligations resulting from exchange transactions, no liability is incurred until the occurrence of an event or circumstance that obligates an entity to pay cash, transfer other assets, or provide services to other entities in the future.”

As mentioned in our previous response letter dated September 19, 2011, according to provisions in the governing regulatory agency PRC State Administration of Taxation’s “Circular Regarding Issues Related to Land Appreciation Tax Settlement of Property Development Companies,” Guo Shui Fa [2006] No. 187 (“Circular 187”), LAT tax is assessed, i.e. imposed by the government when one of three conditions has occurred:

1)	The development and sales of an entire project have been completed;
2)	A entire unfinished project is being transferred;
3)	Land use right is directly transferred.

The third characteristic of a liability – (c) the transaction or other event obligating the entity has already happened – only occurs for LAT under the three conditions indicated above. As none of those conditions has taken place as of the balance sheet date, a liability has not been recorded.

Recent Efforts by the Chinese Government to Cool down the Real Estate Industry, page 51

3.

We note the revised disclosure here and in your risk factors section regarding the new tightening policies. Please revise to discuss how these polices affect your operations or advise. Discuss the portion of your prior sales that were made to purchasers who made down payments that were less than the increased minimum and/or already owned a home prior to their purchase, if possible.

Company Response: We have added the following disclosure at the end of the “Recent Efforts by the Chinese Government to Cool Down the Real Estate Industry” section.

“Recent evidence has indicated that although the government’s stated goal was to curb high- flying property prices and speculation activities in cities where property bubbles are clearly developing, the broad-brush control measures taken by the government, even in second and third tier cities in our markets, have inadvertently imposed a great deal of constraint on our potential customers, even though our typical customers are middle-income owners/occupiers, and per-capita GDP and income growths in our markets have outpaced increases in property prices. In some recent cases, our apartment and office customers have had difficulty in obtaining mortgage financing from banks, most of which are state-owned and are subject to the real estate lending restrictions imposed by the government. In addition, sentiment of potential buyers has also suffered, as they have become increasingly cautious and have typically decided to remain on the sidelines to see whether there will be additional restrictive policies that might impact their ability to purchase a home, as well as to see whether prices would decline significantly in the near future. Because our properties, which primarily target middle-income owners/occupiers, have always been reasonably and conservatively priced, and our markets have not seen the kind of excessive speculative activities as seen in major tier-one cities, the impact of the government’s recent tightening policies on our operations is more related to buyers’ sentiment, which may in turn lead to lower showroom traffic and lower sales volume.”

In respect to the portion of prior sales that were made to purchasers who made down payments that were less than the increased minimum and/or already owned a home prior to their purchase, the Company has not been able to tabulate such data. However, as we stated in the “Project Financing” section of the disclosure, with customers who rely on mortgage financing, we sign the purchase agreement only when their loan has been fully approved and funded, at which time we have access to 95% of that cash (including both the customer’s cash down payment and financing), with 5% retained by the bank until the apartment ownership is transferred to the buyer. It was impractical and unnecessary for us to keep statistics as to the portion of prior sales that were made to purchasers who made down payments that were less than the increased minimum. We have not experienced any cases where a sold unit was later returned to us because the increased down-payment requirement deemed the buyer ineligible for the loan.

In respect to the portion of prior purchasers who already owned a home prior to their purchases, the Company has not found it practical or necessary to collect that information from individual buyers, because the buyers typically have already obtained all necessary legal documents and permits to make the purchases from government regulatory agencies prior to the transaction. However, according to our anecdotal experience, the majority of our customers have been first-time owners/occupiers.

Projects in Planning, page 61

4.

We note your response to comment 6 of our letter dated June 29, 2011. In connection with the preceding comment, discuss why the policies discussed in the revised disclosure do not impact your estimated sales and profit figures included here and for your projects under construction. Also, for the commercial properties, please clarify whether the units are sold individually.

Company Response: Because our projects, which primarily target middle-income owners/occupiers, have always been conservatively priced (we typically apply a meaningful discount against market comparable prices at the time of the estimation and budgeting), and the tier two and tier three cities in our markets have not seen the kind of excessive speculative activities as seen in major tier-one cities, the impact of the government’s recent tightening policies is more reflected in buyers’ “wait-and-see” sentiment, which in turn leads to lower showroom traffic and lower sales volume, rather than in pricing pressure. In a developing, immature economy such as China’s, which is characterized by market inefficiency, there are many other factors, or “demand shifters,” than price that affect the supply-demand mechanism, such as government controls on purchase qualification, buyers’ expectation of government policy shifts, access to credit and general market sentiment. According to our external and internal research, we have found that current market comparable prices, which we constantly collect and monitor, have not seen noticeable declines due to the new policies, and are typically higher than our projected prices for our projects in planning and projects under construction. Further lowering of prices would not have a meaningful impact on sales. Therefore, recent government policies have not had a significant impact on our average selling prices, and hence total estimated sales and profit. However, they have negatively impacted the sales volume and prolonged the time it takes to sell units, which will affect timing rather than estimated totals. We believe that consumers will eventually learn to absorb and adjust to these new policies and return to the market as they have in the past with other rounds of government policies.

For our commercial properties, most of the units are sold individually. However, it is also not uncommon for one buyer, whether an individual or an entity, to purchase blocks of units in a single transaction.

Form 20-F for the Fiscal Year Ended December 25, 2010

Management’s Annual Report on Internal Control Over Financial Reporting, page 80

5.	We note your response to our prior comment 9 and await the amendment of your Form 20-F to incorporate your proposed changes.

Company Response: We are filing our amended Form 20-F concurrently with this response letter.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 532 8099 7969 or Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8158.

Sincerely,

China Oumei Real Estate Inc.

By: /s/ Weiqing Zhang
        Weiqing Zhang
        Chief Executive Officer